UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
July 24, 2009

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	--------------------	---------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 (b), (c) and (e): Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 24, 2009, The Washington Trust Company (the "Bank"), a subsidiary of Washington Trust Bancorp, Inc. (the "Corporation), announced the appointment of Joseph J. MarcAurele as President and Chief Operating Officer of the Bank, effective on September 21, 2009. In addition, Mr. MarcAurele will be appointed as a Director of the Corporation and the Bank effective on September 21, 2009.

Mr. MarcAurele, 58, joins Washington Trust from RBS Citizens, N.A., where he served as President of Citizens Bank of Rhode Island since 2007. Mr. MarcAurele served as Chairman, President and Chief Executive Officer of Citizens Bank of Rhode Island and Connecticut from 2001 to 2007.

Mr. MarcAurele is replacing John F. Treanor as President and Chief Operating Officer of the Corporation and the Bank. Mr. Treanor will be appointed Vice Chairman of the Bank, also effective on September 21, 2009 and, as previously reported, will retire in October. He will retain the title of President and Chief Operating Officer of the Corporation through his retirement date, at which time Mr. MarcAurele will be appointed to those positions. Mr. Treanor will continue to serve as Director of the Corporation and the Bank after his retirement date.

Under the terms of his employment offer letter, it is anticipated that, assuming that he has performed to the expectations of the Corporation's Board of Directors, Mr. MarcAurele will be appointed President and Chief Executive Officer of the Bank and the Corporation upon John C. Warren's retirement in April 2010.

Under the terms of his at-will employment arrangement, Mr. MarcAurele will receive an annual salary of $400,000 (payable on a bi-weekly basis) or such higher amount as may be determined from time to time by the Compensation Committee of the Corporation's Board of Directors (the "Compensation Committee"). Once he assumes the role of Chief Executive Officer, Mr. MarcAurele's annual salary will increase to $450,000 or such higher amount as may be determined from time to time by the Compensation Committee. Beginning in 2010, Mr. MarcAurele will be eligible for incentive compensation under the Annual Performance Plan, with a target bonus payment of 45% of salary. Mr. MarcAurele will be eligible for equity grants in such number, at such times and on such other terms as may be approved by the Compensation Committee, in its sole discretion. He will be eligible to participate in any and all employee benefit plans generally available to other newly hired officers of the Bank. In addition, he will be eligible for an annual supplemental retirement contribution of 5% of salary earnings which will be credited under the Bank's Nonqualified Deferred Compensation Plan. He will also be eligible for perquisites generally provided to other executive officers.

The Corporation has agreed to enter into a Change in Control Agreement with Mr. MarcAurele that would provide him with three years of salary; bonus payment (based on the average bonus paid within the previous three years); and medical and dental benefit continuation in the event of termination of employment under certain circumstances in connection with a Change in Control (as defined in the Change in Control Agreement) of the Corporation or the Bank. Notwithstanding the preceding sentence, if the aggregate payments and benefits to be made to Mr. MarcAurele (the "Severance Payments") would be deemed to include an "excess parachute payment" under Section 280G of the Internal Revenue Code (the "Code") and therefore, result in excise tax under Section 4999, then the Severance Payments will be reduced to the extent necessary so that the Severance Payments do not exceed the total amount of payments permissible under Section 280G of the Code.

Mr. MarcAurele also will receive a one-time hiring bonus of $100,000 to be paid in January 2010. Upon his first date of employment, he will be granted 7,000 Restricted Stock Units of the Corporation, which will become vested upon the 5-year anniversary of his first date of employment. He will also be granted a Nonqualified Stock Option to acquire 21,000 shares of the Corporation's common stock, which will become vested upon the 5-year anniversary of his first date of employment. The Option will have an exercise price equal to the fair market value of the Corporation's common stock on the date of grant.

Mr. MarcAurele will not receive any additional compensation for his service as Director of the Corporation or the Bank.

Item 8.01 Other Events

On July 24, 2009, the Corporation issued a press release announcing Mr. MarcAurele's appointment as President and Chief Operating Officer of the Bank and as a Director of the Corporation and the Bank effective on September 21, 2009.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

The following exhibits are furnished as part of this report.

Exhibit Number	Description
Exhibit 10.1	Compensatory Agreement with Executive dated July 16, 2009
Exhibit 99.1	Press release dated July 24, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: July 24, 2009

By: /s/ David V. Devault

David V. Devault
Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 10.1	Compensatory Agreement with Executive dated July 16, 2009
Exhibit 99.1	Press release dated July 24, 2009

Exhibit 10.1

COMPENSATORY AGREEMENT WITH EXECUTIVE DATED JULY 16, 2009

July 16, 2009

Mr. Joseph J. MarcAurele
130 Fox Run
East Greenwich, RI 02818

Dear Joe,

I am very pleased to offer you a key executive position on the Washington Trust management team. This letter will confirm the terms of our employment offer.

I. Title and Position Summary

Upon hire, you will be named President and Chief Operating Officer of The Washington Trust Company and, shortly thereafter, of Washington Trust Bancorp, Inc. You will be responsible for managing all line functions (commercial lending, wealth management, retail lending, and retail banking), as well as the supporting functions of Marketing, Operations, and Technology. This position will allow you to familiarize yourself with the Bank and its team.

In addition, you will be elected to the Board of Directors of The Washington Trust Company and Washington Trust Bancorp, Inc. at the earliest date possible.

Following my retirement at the end of April 2010, you will be appointed President and Chief Executive Officer, assuming you have performed to the expectations of the Board of Directors.

II. Salary

Your annual salary will be $400,000. Once you are appointed President and Chief Executive Officer, your annual salary will be increased to $450,000.

III. One-Time Signing Bonus and Equity Grant

In recognition that you are forfeiting bonus and equity compensation with your current employer to join Washington Trust, we have agreed to provide a one-time signing bonus of $100,000 to be paid at the end of January 2010.

On your first date of employment, you will be granted 7,000 Restricted Stock Units of Washington Trust Bancorp, Inc. You will also be granted a Nonqualified Stock Option to acquire 21,000 shares of Washington Trust Bancorp, Inc. common stock at an exercise price equal to the fair market value on the date of grant. Both grants will become vested on the five year anniversary of your first date of employment.

IV. Annual Performance Plan

You will be eligible to participate in the Annual Performance Plan beginning in 2010 (payable in early 2011). Your target bonus payment will be 45% of base salary earnings. Plan payments are based on corporate performance (Return on Equity, Net Income, and Earnings per Share) and an assessment of your individual performance. The allocation to corporate performance and individual performance is 70% and 30%, respectively.

V. Equity Compensation

You will be eligible for equity grants in such number, at such times, and on such terms as may be approved by the Compensation Committee of the Board of Directors, in its sole discretion. These grants typically occur annually, and at the CEO level, have a target value of 45% of salary modified for your individual performance. Grants may be subject to time-based or performance-based vesting, or a combination thereof, at the discretion of the Compensation Committee.

VI. Welfare Benefits

You will be eligible for benefits under The Washington Trust Company Welfare Benefit Plan on the first day of the month following or coinciding with your first date of employment. This comprehensive benefit plan features medical, dental, life and long-term disability insurance, as well as medical reimbursement and dependent care reimbursement accounts.

Our group long-term disability insurance policy is limited to $250,000 of covered salary. We will attempt to purchase a supplemental policy so that your salary will be fully covered. This insurance policy may be subject to medical underwriting and approval of the insurer, which we cannot control. Alternatively, if you have an existing private long-term disability insurance policy, we can reimburse you for the amount attributable to your coverage shortfall.

Our group life insurance policy provides a benefit of up to two-times salary, subject to a maximum coverage amount of $520,000. To the extent the Bank can purchase a bank-owned life insurance policy, we may be able to offer additional coverage through a split-dollar arrangement.

VII. Retirement Plans

You will be eligible to participate in The Washington Trust Company 401(k) Plan effective on the first day of the quarter following or coinciding with your three-month anniversary. Under this Plan, you may contribute up to 25% of salary earnings, subject to an IRS dollar limit ($16,500 in 2009). If you defer at least 5% of salary earnings, the Bank will make a matching contribution of 3%. In addition, you are eligible for a non-elective employer contribution of 4% of salary earnings, regardless of whether you choose to contribute to the Plan.

You are also eligible to participate in The Washington Trust Company Nonqualified Deferred Compensation Plan ("Nonqualified Plan"). This "401(k) mirror plan" accomplishes the following goals:

- **Compensation Deferral**: Allows you to defer up to 25% of salary and 100% of bonus to provide supplemental retirement and tax benefits.

- **Restoration of Benefits Lost due to Qualified Plan Limits**: Provides for payments of certain amounts that would have been contributed by the Bank under the 401(k) Plan ("excess employer contributions"), but for the deferral under the Nonqualified Plan and/or IRS limitations on annual compensation under qualified plans. Excess employer contributions would include matching contributions as well as the 4% non-elective contribution.

- **Supplemental Executive Retirement Benefits**: The Bank will make an additional annual contribution of 5% of your salary earnings to supplement your retirement benefit. Assuming that you qualify for the full employer match, this will bring your total employer retirement plan contribution to 12% of salary (3% match; 4% non-elective contribution; and 5% supplemental contribution).

Employee and employer contributions to the Nonqualified Plan are credited with earnings/losses based on your selection of investment measurement options (publicly-traded mutual funds). Plan balances are protected under a rabbi trust agreement.

Employer contributions under both the qualified 401(k) Plan and the Nonqualified Plan will become vested after two years of service.

VIII. Change in Control Agreement

You will enter into a Change in Control Agreement that, upon a change in control event, will provide three years of salary; bonus payment (based on the average bonus paid within the previous three years); and medical and dental benefit continuation. Benefits may be reduced to ensure that they do not exceed Section 280G limits, and therefore result in excise tax under Section 4999.

IX. Miscellaneous

- You will be granted a car allowance of $800 per month that includes mileage. This payment is reported as income and subject to applicable taxes. In determining your taxable income, we may deduct actual business miles at the standard mileage rate.

- You will be reimbursed up to $10,000 annually for social club membership for the purpose of meeting with clients. This reimbursement is reported as income and subject to applicable taxes.

This offer of employment is subject to the successful completion of a criminal background check. While we hope that your employment relationship with the Bank will be rewarding and long-term, we recognize that either party is free to terminate this relationship at will in the future.

Please confirm your acceptance in writing by signing the enclosed copy and returning it to my attention. On behalf of the Nominating Committee and the entire Board, we are pleased to welcome you aboard! We look forward to your contribution to the future success of the organization.

Sincerely,

/s/ John C. Warren
John C. Warren
Chairman & Chief Executive Officer

I accept the terms of the above offer.

/s/ Joseph J. MarcAurele   7/17/2009
Joseph J. MarcAurele   Date

Exhibit 99.1

PRESS RELEASE DATED JULY 24, 2009

[Omitted Graphic]
NASDAQ: WASH

Contact: Elizabeth B. Eckel
Senior Vice President, Marketing
Phone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: July 24, 2009
FOR IMMEDIATE RELEASE

Washington Trust Names Joseph J. MarcAurele President & COO
Former Citizens Bank President Joins Rhode Island's Largest Independent Bank

Westerly, RI…Washington Trust Bancorp, Inc. (NASDAQ Global Select®: WASH), the publicly-owned holding company of The Washington Trust Company, today announced the appointment of Joseph J. MarcAurele as President and Chief Operating Officer of the Bank. He was also elected to the Board of Directors of the Corporation and the Bank. MarcAurele joins Washington Trust from Citizens Bank, where he served as President, Citizens Bank, Rhode Island, a division of RBS Citizens, N.A, since 2001. He will assume his new position on September 21, 2009.

The appointment is part of the Corporation's succession plan and concludes an extensive search for future leadership of the nation's oldest community bank. MarcAurele succeeds John F. Treanor who will retire in October 2009. At that time, MarcAurele will also assume the position of President and Chief Operating Officer of the Corporation. John C. Warren, Washington Trust Chairman and Chief Executive Officer since 1996, has previously announced his retirement in April 2010.

"Joe has all of the qualities that make him an excellent choice for Washington Trust: he is a proven leader in the New England banking industry; he is well-respected as a community champion, and he is a Rhode Island native," stated John C. Warren, Washington Trust Chairman and Chief Executive Officer. Adding, "We are pleased to welcome Joe to our team and are confident in Joe's ability to successfully guide Washington Trust in our third century of banking."

During his sixteen year career at Citizens, MarcAurele not only served as President, Citizens Bank, Rhode Island, but at one time served as Chairman, President and Chief Executive Officer, Citizens Bank of Rhode Island and Connecticut. He was a member of Citizens' Executive Leadership Group and Executive Committee and oversaw the Corporate Global Restructuring Group. MarcAurele was also responsible for a multi-billion dollar commercial loan portfolio which included all commercial business in Rhode Island and Connecticut. Prior to Citizens, MarcAurele spent seven years at Fleet National Bank, where he held various positions, including Senior Vice President, Director of Human Resources.

A dedicated community servant, MarcAurele was recently recognized by the Pawtucket Red Sox and Cox Communications with the Hometown Hero Award for his leadership in the Striking Out Hunger initiative to benefit the Rhode Island Community Food Bank. He serves on the President's Council of Providence College, chairs the Governor's Workforce Board of Rhode Island, and is a member of the Rhode Island Commodores. He is also affiliated with the Rhode Island Hospital Foundation, the Greater Providence Chamber of Commerce, Rhode Island Community and Justice and the United Way of Rhode Island.

A lifelong Rhode Island resident, MarcAurele grew up and attended school in Pawtucket, RI. Early in his professional career, he taught English, coached, and served as an Assistant Principal at St. Raphael Academy in Pawtucket. MarcAurele is a graduate of Holy Cross College and attended graduate school at Providence College. He and his wife Meredith reside in East Greenwich, RI.

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Select® under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.

END